EXHIBIT 99.1

News Announcement

                Smartlogik Board strengthened with appointment of

                           David Jefferies as Chairman

London -18 December 2000 - Bright Station plc, (LSE: BSN, NASDAQ:BSTN) (www.brightstation.com <http://www.brightstation.com>) the technology company and leading provider of Internet and eCommerce solutions, announces the appointment of David Jefferies C.B.E. as Chairman of Smartlogik www.smartlogik.com <http://www.smartlogik.com>), its knowledge management business.

David Jefferies brings to Smartlogik extensive experience of managing and developing both quoted and unquoted companies, and of taking companies through initial public offerings. He will join Smartlogik CEO Stephen Hill and Bright Station's senior management, in the current 'beauty parade' of bankers prior to an IPO of Smartlogik in early 2001.

From 1989 to 1999 David Jefferies was Chairman of National Grid Group plc (LSE:
NGG) and from 1992 to 1999 he was both Director and Chairman of Viridian Group plc (LSE: VRD) (formerly Northern Ireland Electricity). He led the expansion of the National Grid Group in the USA and in South America and was responsible for the foundation of Energis Telecommunications (LSE: EGS) in 1992. Both Viridian Group plc and National Grid Group plc listed on the London Stock Exchange during his Chairmanship.

He had previously been Chairman of London Electricity, from 1981 to 1986.

Mr. Jefferies is currently Chairman of 24/Seven, the utility service provider, a member of the Board of the Strategic Rail Authority, and Chairman of the Indo-British partnership, designed to promote bi-lateral trade with India.

Stephen Hill, Chief Executive of Smartlogik, said:

"David Jefferies is ideally qualified to chair the Board of Smartlogik as we take it through the next stage of its development. 2001 will be a vitally important year for Smartlogik's growth as a stand-alone operating company, and we are very fortunate to have secured the services of someone of David's calibre to lead the Board going forward."

David Jefferies said:

"I am very excited about the prospect of participating in the Smartlogik IPO process with Stephen Hill and the Bright Station senior management. The Knowledge Management sector has huge growth potential and Smartlogik is well positioned to continue to build its share of this market."

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For general enquiries:

Bright Station plc                                     Tel: +44 (0) 20 7930 6900
Nick Chaloner,  Head of Corporate Communications (nickchaloner@brightstation.com
                                                  ------------------------------
<mailto:nickchaloner@brightstation.com>)
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Hogarth Partnership Limited (for Bright  Station)      Tel: +44 (0) 20 7357 9477
John  Olsen (jolsen@hogarthpr.co.uk <mailto:jolsen@hogarthpr.co.uk>)
             ------------------------------------------------------
Nick Lockwood (nlockwood@hogarthpr.co.uk <mailto:nlockwood@hogarthpr.co.uk>)
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Notes to editors

Bright Station plc is a technology company and a leading provider of Internet and eCommerce solutions, which include:

o    WebTop web search engine,
o    Smartlogik knowledge management software,
o    Sparza eCommerce applications, and
o    OfficeShopper - the online stationery procurement company.